UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                                     Amendment #4




                                SPACELABS MEDICAL INC.
                                   (Name of Issuer)


                                     COMMON STOCK
                            (Title of Class of Securities)


                                      846247104
                                    (CUSIP Number)


               Check the following box if a fee is being paid
with this           statement (  ).






























                                     SCHEDULE 13G
                                     Amendment #4

                                SPACELABS MEDICAL INC.
                                   (Name of Issuer)

                                     COMMON STOCK

                            (Title of Class of Securities)

                                      846247104
                                    (CUSIP Number)

          (1)  Names of Reporting Persons S.S. or I.R.S.
Identification           Nos. of Above Persons

               Trimark Financial Corporation


_________________________________________________________________
         _____________
          (2) Check the Appropriate Box if a Member of a Group

               (a)
               (b)  (x)

_________________________________________________________________
         _____________
          (3)  SEC Use Only


_________________________________________________________________
         _____________
          (4)  Citizenship or Place of Organization

               Trimark Financial Corporation is a corporation
incorporated           under the
               laws of Ontario, Canada

_________________________________________________________________
         _____________

          Number of (5)  Sole Voting Power             964,900
shares           Shares

____________________________________________________________
    Benefici- (6)  Shared Voting Power NIL
          ally Owned

____________________________________________________________
    by Each   (7)  Sole Dispositive Power        964,900   shares
         Reporting

____________________________________________________________
    Person With    (8)  Shared Dispositive Power NIL

_________________________________________________________________
         _____________
          (9)  Aggregate Amount Beneficially Owned by Each
Reporting Person

                              964,900    shares

_________________________________________________________________












          _____________
          (10) Check if the Aggregate Amount in Row (9) Excludes
Certain           Shares


                              Not applicable

_________________________________________________________________
         _____________
          Percent of Class Represented by Amount in Row 9

                              10.1% of outstanding common shares

_________________________________________________________________
         _____________
          (12) Type of Reporting Person           HC  (see item
2A)
_________________________________________________________________
         _____________
                                      Item 1(a)

          Name of Issuer:     Spacelabs Medical Inc.




                                      Item 1(b)

          Address of Issuer's Principal Executive Offices:

               15220 N. E. 40th Street
               Redmond, WA 98052

                                      Item 2(a)

          Name of Person Filing:

          Certain Trimark mutual funds (the  Funds ), which are
trusts           organized under the laws of Ontario, Canada, are
owners of record           of the securities covered by this
report.  Trimark Investment           Management Inc. ( TIMI ), a
corporation incorporated under the           laws of Canada, is a
manager and trustee of the Funds.  TIMI is           qualified to
act as an investment adviser and manager of the           Funds
in the province of Ontario pursuant to a registration under
   the Securities Act (Ontario).  Trimark Financial Corporation
       ( TFC ) is a corporation incorporated under the laws of
Ontario,           Canada.  It owns 100% of the voting equity
securities of TIMI.            Consequently, TFC may be deemed to
be the beneficial owner of           such securities.


                                      Item 2(b)

          Address of Principal Business Office:

                               One First Canadian Place
                              Suite 5600, P. O. Box 487












                                   Toronto, Ontario
                                       M5X 1E5

                                    (416) 362-7181

                                      Item 2(c)

          Citizenship:

               Trimark Financial Corporation - Incorporated under
the laws           of Ontario, Canada
               Trimark Investment Management Inc. - Incorporated
under the           laws of Canada

               Trimark mutual funds - mutual fund trusts
organized under                the laws of Ontario


                                      Item 2(d)

          Title of Class of Securities:  common stock



                                      Item 2(e)

          CUSIP Number:  846247104


_________________________________________________________________
         _____________

                                        Item 3

          If this statement is filed pursuant to Rules 13d-1(b),
or 13d-          2(b), check whether the
          person filing is a:

               (a)  (   )     Broker or Dealer registered under
Section 15           of the Act

               (b)  (   )     Bank as defined in section 3(a) (6)
of the           Act

               (c)  (   )     Insurance Company as defined in
section           3(a)(19) of the Act

               (d)  (   )     Investment Company registered under
section 8           of the Investment                  Company
Act

               (e)  (   )     Investment Adviser registered under
section           203 of the Investment
Advisers Act of 1940

               (f)  (   )     Employee Benefit Plan, Pension Fund
which is           subject to the












                         provisions of the Employee Retirement
Income           Security Act of
                         1974 or Endowment Fund; see 240.13d-1(b)
(1)           (ii)(F)

               (g)  ( x )     Parent Holding Company, in
accordance with           240.13d-1(b) (ii)(G)
                         (Note:  See Item 7)

               (h)  (   )     Group, in accordance with
240.13d-1(b)           (ii)(H)
                         (see item 2A)

_________________________________________________________________
         _____________

                                        Item 4

          Ownership.

               (a)  Amount Beneficially Owned*:
                                    964,900 shares

               (b)  Percent of Class:

                                                  10.1%


               (c) Number of shares as to which such person has*:

                  (i)    sole power to vote or to direct the
vote: (TFC)                     964,900
                 (ii)    shared power to vote or to direct the
vote:                         NIL
                (iii)    sole power to dispose or to direct the
disposition           of:  (TFC)     964,900
                (iv)     shared power to dispose or to direct the
         disposition of:     NIL

                    *    (see item 2(a))


_________________________________________________________________
         _____________

                                        Item 5

          Ownership of Five Percent or Less of a Class

               Inapplicable


_________________________________________________________________
         _____________

                                        Item 6













          Ownership of More than Five Percent on Behalf of
Another Person

               Inapplicable


_________________________________________________________________
         _____________

                                        Item 7

          Identification and Classification of the Subsidiary
which           Acquired the Security Being Reported on By the
Parent Holding           Company.

               See item 2(a)


_________________________________________________________________
         _____________

                                        Item 8

          Identification and Classification of Members of the Group.

               Inapplicable


_________________________________________________________________
         _____________
                                        Item 9

          Notice of Dissolution of Group.

               Inapplicable


_________________________________________________________________
         _____________

                                       Item 10

          Certification.

               By signing below I certify that, to the best of my
knowledge           and belief, the
          securities referred to above were acquired in the
ordinary course           of business and
          were not acquired for the purpose of and do not have
the effect           of changing or
          influencing the control of the issuer of such
securities and were           not acquired in
          connection with or as a participant in any transaction
having           such purposes or effect.

          Signature.

               After reasonable inquiry and to the best of my
knowledge and           belief,












          I certify that the information set forth in this
statement is           true, complete
          and correct.

          Date:     June 5, 1997


          Signature:     /s/ MICHAEL KEVIN FEENEY

          Name/Title:    Michael Kevin Feeney, Chief Financial
Officer, on           behalf of
                    Trimark Financial Corporation in its capacity
as a             Reporting
                    Person" herein.


                    Attention:  Intentional misstatements or
omissions of           fact
                    constitute Federal criminal violations (See
18 U.S.C.           1001).